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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED NOV 2 5 2002

SEC FILE NUMBER
8- 53529

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____06-19-01____ AND ENDING____09-30-02____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Easton Investment Services, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

320 E. 90th Drive
                        (No. and Street)

Merrillville   Indiana   46410-7188
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barbara Bowden   (219) 755-4350
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
                 (Name – if individual, state last, first, middle name)

13116 South Western Avenue, Blue Island, Illinois   60406
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 4 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Barbara Bowden_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Easton Investment Services, LLC_____, as of _____September 30,_____, 20 02_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____
_____

_____
Signature

President
_____
Title

Linda Listello
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



EASTON INVESTMENT SERVICES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2002

DUNLEAVY & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Members of
Easton Investment Services, L.L.C.

We have audited the accompanying statement of financial condition of Easton Investment Services, L.L.C. as of September 30, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Easton Investment Services, L.L.C. as of September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
November 7, 2002

EASTON INVESTMENT SERVICES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

ASSETS

Cash	$	82,391
Commissions receivable		4,261
Other assets		42
TOTAL ASSETS	$	86,694

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accounts payable, accrued expenses and other liabilities	$	2,527
Commissions payable		5,757
Total Liabilities	$	8,284
Members' Capital	$	78,410
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	86,694

The accompanying notes are an integral part of this financial statement.

EASTON INVESTMENT SERVICES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

468 DAYS ENDED SEPTEMBER 30, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Indiana on June 19, 2001. The duration of the Company is perpetual. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

As a limited liability company the Company has elected to file as an S Corporation for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

NOTE 3 - OPERATING AGREEMENT

The Company's operating agreement places certain restrictions on the transfer of ownership interests in the Company and the amount of debt the Company can incur. Additional information is included therein.

EASTON INVESTMENT SERVICES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

468 DAYS ENDED SEPTEMBER 30, 2002

NOTE 4 - RELATED PARTIES

Through common ownership and management the Company is affiliated with Financial Strategies, L.L.C. (FS - a registered investment advisor), Financial Resources, L.L.C. (FR) and FSR Management, L.L.C. (FSR).

Pursuant to an agreement commencing on November 1, 2001 and terminating on October 31, 2003, FSR has agreed to pay specifically identified overhead and operating expenses on the Company's behalf without anticipated reimbursement. Either party giving 60 days advance notice may terminate the agreement. FS and FR are also parties to this agreement.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 800%. At September 30, 2002 the Company's net capital and required net capital were $78,368 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 11%.

NOTE 6 - NON-MONETARY TRANSACTIONS

During the period ended September 30, 2002, the Company received warrants as partial compensation for sales of real estate investment trust shares by the Company. The warrants are to purchase shares of the real estate investment trust at a specified price expiring at a specified time.

When the warrants were received there were restrictions placed upon the subsequent sale and no dollar amount was assigned to them by the Company.

Each time the Company received these warrants, they were assigned to the sales representative responsible for selling the original shares.

NOTE 7 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company has entered into an agreement with another broker/dealer (Primary Introducing Broker/dealer) and Primary Introducing Broker/dealer's clearing broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, through the Primary Introducing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Primary Introducing Broker/dealer and Clearing Broker/dealer. As part of the terms of the agreement, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.